

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

By Airmail


03024880

14th July 2003

03 JUL 29 AM 7:21

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

I enclose for your information a notification dated 14th July 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 7/30

Full Text Announcement



Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	10:08 14 Jul 2003
Number	5018N

JARDINE STRATEGIC HOLDINGS LIMITED
2003 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2003 of the above Company will be considered is Wednesday, 30th July 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

14th July 2003

www.jardines.com

END

